UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

KNOT Offshore Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y48125 101

(CUSIP Number)

Knutsen NYK Offshore Tankers AS

Smedasundet 40

Postbox 2017

5504 Haugesund

Norway

with a copy to:

Catherine S. Gallagher

Baker Botts L.L.P.

700 K Street NW

Washington, DC 20001

Telephone: (202) 639-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D/A

CUSIP NO. Y48125 101

1	NAME OF REPORTING PERSON Knutsen NYK Offshore Tankers AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,557,427 Common Units*
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 9,557,427 Common Units*
	10	SHARED DISPOSITIVE POWER 0 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,557,427 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% **
14	TYPE OF REPORTING PERSON OO

*	Knutsen NYK Offshore Tankers AS (“KNOT”) is also the beneficial owner of the 1.83% general partner interest in KNOT Offshore Partners LP (the “Partnership”), 673,080 Class B Units representing limited partner interests in the Partnership (“Class B Units”) and 208,333 Series A Convertible Preferred Units in the Partnership (“Series A Preferred Units”). One-eighth of the Class B Units will convert to common units representing limited partner interests in the Partnership (“Common Units”) on a one-for-one basis for each quarter (starting with the quarter ending September 30, 2021) that the Partnership pays distributions on the Common Units that are at or above $0.52 per quarter until no further Class B Units exist. Included in the amount beneficially owned are 226,479 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.

**	Calculation of percentage based on a total of 33,582,466 Common Units outstanding as of September 10, 2021. In calculating the percentage beneficially owned, 226,479 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.

1	NAME OF REPORTING PERSON NYK Holding (Europe) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 9,557,427 Common Units*
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 9,557,427 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,557,427 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% **
14	TYPE OF REPORTING PERSON OO

*	KNOT is a joint venture between NYK Holding (Europe) B.V. (“NYK Europe”) and TS Shipping Invest AS (“TSSI”), each of which owns a 50% interest and has the power to appoint half of the members of the board of directors of KNOT. Accordingly, each of NYK Europe and TSSI may be deemed to share beneficial ownership of the Common Units, Class B Units and Series A Preferred Units of the Partnership beneficially held by KNOT and the 1.83% general partner interest held by the Partnership’s general partner. Included in the amount beneficially owned are 226,479 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.

**	Calculation of percentage based on a total of 33,582,466 Common Units outstanding as of September 10, 2021. In calculating the percentage beneficially owned, 226,479 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.

1	NAME OF REPORTING PERSON Nippon Yusen Kabushiki Kaisha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 9,557,427 Common Units*
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 9,557,427 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,557,427 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% **
14	TYPE OF REPORTING PERSON OO

*	NYK Europe is a wholly owned subsidiary of Nippon Yusen Kabushiki Kaisha (“NYK”), a broadly owned Japanese public company. NYK may therefore be deemed to share beneficial ownership of the Common Units, Class B Units and Series A Preferred Units of the Partnership beneficially held by KNOT and the 1.83% general partner interest held by the Partnership’s general partner. Included in the amount beneficially owned are 226,479 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.

**	Calculation of percentage based on a total of 33,582,466 Common Units outstanding as of September 10, 2021. In calculating the percentage beneficially owned, 226,479 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.

1	NAME OF REPORTING PERSON TS Shipping Invest AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 9,557,427 Common Units*
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 9,557,427 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,557,427 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% **
14	TYPE OF REPORTING PERSON OO

*	KNOT is a joint venture between NYK Europe and TSSI, each of which owns a 50% interest and has the power to appoint half of the members of the board of directors of KNOT. Accordingly, each of NYK Europe and TSSI may be deemed to share beneficial ownership of the Common Units, Class B Units and Series A Preferred Units of the Partnership beneficially held by KNOT and the 1.83% general partner interest held by the Partnership’s general partner. Included in the amount beneficially owned are 226,479 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.

**	Calculation of percentage based on a total of 33,582,466 Common Units outstanding as of September 10, 2021. In calculating the percentage beneficially owned, 226,479 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.

1	NAME OF REPORTING PERSON Seglem Holding AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 9,557,427 Common Units*
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 9,557,427 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,557,427 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% **
14	TYPE OF REPORTING PERSON OO

*	TSSI is a wholly owned subsidiary of Seglem Holding AS (“Seglem Holding”). Seglem Holding may therefore be deemed to share beneficial ownership of the Common Units, Class B Units and Series A Preferred Units of the Partnership beneficially held by KNOT and the 1.83% general partner interest held by the Partnership’s general partner. Included in the amount beneficially owned are 226,479 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.

**	Calculation of percentage based on a total of 33,582,466 Common Units outstanding as of September 10, 2021. In calculating the percentage beneficially owned, 226,479 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.

1	NAME OF REPORTING PERSON Trygve Seglem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 9,557,427 Common Units*
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 9,557,427 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,557,427 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% **
14	TYPE OF REPORTING PERSON IN

*	Trygve Seglem owns 70% of the equity interests in Seglem Holding, with the remainder owned by members of his immediate family. Through his control of Seglem Holding and indirect control of TSSI, Mr. Seglem may be deemed to share beneficial ownership of the Common Units, Class B Units and Series A Preferred Units of the Partnership beneficially held by KNOT and the 1.83% general partner interest held by the Partnership’s general partner. Included in the amount beneficially owned are 226,479 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.
**	Calculation of percentage based on a total of 33,582,466 Common Units outstanding as of September 10, 2021. In calculating the percentage beneficially owned, 226,479 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021.

The Reporting Persons named in Item 2 below are hereby jointly filing this amendment (the “Amendment”) to the Schedule 13D filed with the U.S Securities and Exchange Commission (the “Commission”) on August 22, 2016, as amended by Amendment No. 1 filed on March 31, 2017 and Amendment No. 2 filed on November 20, 2018 (the “Schedule 13D”) as a result of (a) the contribution by Knutsen NYK Offshore Tankers AS (“KNOT”), on September 10, 2021 of all of the Incentive Distribution Rights (as defined in the Third Amended and Restated Agreement of Limited Partnership, dated June 30, 2017 (the “Previous Partnership Agreement”)) in KNOT Offshore Partners LP, a Marshall Islands limited partnership (the “Partnership” or the “Issuer”) held by KNOT (the “IDRs”) in exchange for the issuance by the Partnership to KNOT of (i) 673,080 common units representing limited partner interests in the Partnership (“Common Units”) and (ii) 673,080 Class B Units representing limited partner interests in the Partnership (“Class B Units”), pursuant to an Exchange Agreement among the Partnership, the Partnership’s general partner and KNOT, dated September 7, 2021 (the “Exchange Agreement”), whereupon the IDRs were immediately cancelled and ceased to exist (collectively, the “IDR Exchange”) and (b) the sale, on May 27, 2021, by Tortoise Direct Opportunities Fund LP (“Tortoise”) of 208,333 of the Partnership’s Series A Convertible Preferred Units (“Series A Preferred Units”) to KNOT.

In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Exchange Act, the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit H.

Item 1. Security and Issuer

This Amendment relates to the Common Units of the Partnership, which has its principal executive offices at 2 Queens Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom.

Item 2. Identity and Background

(a) This Amendment is being filed by (i) Knutsen NYK Offshore Tankers AS, a Norway limited company (“KNOT”), (ii) NYK Holding (Europe) B.V., a Netherlands company (“NYK Europe”), (iii) Nippon Yusen Kabushiki Kaisha, a Japanese corporation (“NYK”), (iv) TS Shipping Invest AS, a Norway limited company (“TSSI”), (v) Seglem Holding AS, a Norway limited company (“Seglem Holding”) and (vi) Trygve Seglem, a citizen of Norway (collectively, the “Reporting Persons”).

KNOT owns 100% of KNOT Offshore Partners GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”). KNOT is a joint venture between NYK Europe and TSSI, each of which owns a 50% interest and has the power to appoint half of the members of the board of directors of KNOT. NYK Europe is a wholly owned subsidiary of NYK, a broadly owned Japanese public company. TSSI is a wholly owned subsidiary of Seglem Holding, of which 70% is owned by Trygve Seglem with the remainder owned by members of his immediate family. Accordingly, each of NYK Europe, NYK, TSSI, Seglem Holding and Trygve Seglem may be deemed to share beneficial ownership of the Common Units, Class B Units and Series A Preferred Units of the Partnership beneficially held by KNOT and the 1.83% general partner interest in the Partnership held by the General Partner.

(b) The principal business address of each of KNOT, TSSI, Seglem Holding and Trygve Seglem is Smedasundet 40, Postbox 2017, 5504 Haugesund, Norway. The principal business address of NYK Europe is Reykjavikweg 1 1118 LK Schiphol, the Netherlands. The principal business address of NYK is 3-2 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-0005, Japan.

(c) The principal business of KNOT is to own and operate shuttle tankers. The principal business of TSSI and Seglem Holding is as an investment and holding company. The principal business of NYK Europe is financial holdings. The principal business of NYK is international marine transportation, terminal and harbor transport, and shipping-related services. The name, business address, present principal occupation and citizenship of Trygve Seglem and of each director and executive officer of the entity Reporting Persons (the “Covered Persons”) are set forth on Exhibit A to this Amendment, which is incorporated herein by reference.

(d) In the past five years, none of the Reporting Persons nor, to the best of their knowledge, any Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) In the past five years, none of the Reporting Persons nor, to the best of their knowledge, any Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Trygve Seglem is a citizen of Norway.

Item 3. Source and Amount of Funds or Other Consideration

Issuance of Subordinated Units at IPO

In connection with the consummation of the Partnership’s initial public offering (“IPO”), the Partnership acquired a 100% indirect ownership interest in KNOT Shuttle Tankers AS, a wholly owned subsidiary of KNOT, which at the time of the IPO directly or indirectly owned (1) 100% of Knutsen Shuttle Tankers XII KS, the owner of the shuttle tankers Recife Knutsen and Fortaleza Knutsen, (2) 100% of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the shuttle tankers Windsor Knutsen and Bodil Knutsen and all of their related charters, inventory and long-term debt. In connection with the consummation of the IPO, (1) the Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership (“Subordinated Units”), and 100% of the incentive distribution rights; (2) the General Partner, a wholly owned subsidiary of KNOT, continued its 2.0% general partner interest in the Partnership; and (3) the Partnership issued and sold to the public, through certain underwriters, 8,567,500 Common Units, representing a 49.0% limited partner interest in the Partnership.

Conversion of Subordinated Units

The Partnership’s First Amended and Restated Agreement of Limited Partnership provided that the Subordinated Units owned by KNOT would convert into Common Units two business days after the Partnership met certain financial tests set forth in such agreement. These financial tests required the Partnership to have earned and paid a minimum quarterly distribution on all of the outstanding units for three consecutive, non-overlapping four-quarter periods. On May 16, 2016, the Partnership paid the final distribution required to satisfy the financial tests. On May 18, 2016, the 8,567,500 Subordinated Units converted into Common Units on a one-for-one basis and KNOT became the beneficial owner of 8,567,500 additional Common Units.

Unit Repurchase Program

In August 2015, the Partnership’s board of directors authorized a program for the Partnership to repurchase up to 666,667 Common Units. The board of directors of the General Partner concurrently authorized the General Partner to purchase up to 333,333 Common Units. As of November 20, 2018, the General Partner had purchased 90,368 Common Units pursuant to the unit repurchase program at an average purchase price of $12.71 per unit. The funds used by the General Partner to purchase such Common Units were obtained through equity contribution and long term borrowings from KNOT, which KNOT funded with available cash generated by its operations. Because KNOT is the sole owner of the General Partner, the 90,368 Common Units purchased by the General Partner pursuant to the unit repurchase program are included in the Common Units reported in this Amendment as beneficially owned by KNOT.

Tortoise Preferred Transaction

On May 27, 2021, Tortoise sold 208,333 of its Series A Preferred Units to KNOT and converted its remaining 208,334 Series A Preferred Units to 215,292 Common Units. KNOT paid approximately $4 million for the Series A Preferred Units using cash on hand.

IDR Exchange

On September 10, 2021, the Partnership consummated the IDR Exchange whereby the IDRs were contributed to the Partnership and cancelled. In exchange for the IDRs and pursuant to the Exchange Agreement, KNOT received 673,080 Common Units and 673,080 Class B Units. The Class B Units are a new class of limited partner interests and are not entitled to receive cash distributions in any quarter unless the Common Units receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). For each quarter (starting with the quarter ending September 30, 2021) that the Partnership pays distributions on the Common Units that are equal to or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units generally vote together with the Common Units as a single class.

Item 4. Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

KNOT acquired its Common Units (including any Common Units issuable upon conversion of the Class B Units and Series A Preferred Units) for investment purposes and (in the case of the original acquisition of the Subordinated Units) in order to effect the IPO. Each of the Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units that it owns depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Under the Limited Liability Company Agreement of the General Partner, dated February 20, 2013 (the “General Partner LLC Agreement”), KNOT has the right to designate the individuals that serve on the board of directors of the General Partner. The General Partner, in turn, has the right to appoint three of the seven directors of the Partnership. Through KNOT’s right to appoint the board of directors of the General Partner and the General Partner’s right to appoint members of the board of directors of the Partnership, KNOT and, indirectly, the other Reporting Persons, have the ability to influence the management, policies and control of the Partnership with the aim of increasing the value of the Partnership, and thus of the Reporting Persons’ investment.

Except as disclosed herein, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of Common Units beneficially owned by each Reporting Person (on the basis of a total of 33,582,466 Common Units outstanding as of September 10, 2021) are as follows:

Knutsen NYK Offshore Tankers AS

Amount beneficially owned: 9,557,427		Percentage: 28.3%
Number of Common Units to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	9,557,427
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	9,557,427
iv.	Shared power to dispose or to direct the disposition of:	0

NYK Holding (Europe) B.V.

Amount beneficially owned: 9,557,427		Percentage: 28.3%
Number of Common Units to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	9,557,427
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	9,557,427

Nippon Yusen Kabushiki Kaisha

Amount beneficially owned: 9,557,427		Percentage: 28.3%
Number of Common Units to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	9,557,427
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	9,557,427

TS Shipping Invest AS

Amount beneficially owned: 9,557,427		Percentage: 28.3%
Number of Common Units to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	9,557,427
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	9,557,427

Seglem Holding AS

Amount beneficially owned: 9,557,427		Percentage: 28.3%
Number of Common Units to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	9,557,427
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	9,557,427

Trygve Seglem

Amount beneficially owned: 9,557,427		Percentage: 28.3%
Number of Common Units to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	9,557,427
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	9,557,427

Included in the amount beneficially owned for each Reporting Person are 226,479 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 10, 2021. In calculating the percentage beneficially owned, these Common Units were included in both the numerator and denominator.

(c) Except as described herein, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, the Covered Persons, has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Amendment and in this Item 5. No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 2 and 3 above is incorporated herein by reference.

Partnership Agreement

In connection with the IDR Exchange, the Partnership amended the Previous Partnership Agreement and entered into a Fourth Amended and Restated Agreement of Limited Partnership, effective as of September 10, 2021 (the “Partnership Agreement”), which is filed as Exhibit 3.2 of the Partnership’s Registration Statement on Form 8-A/A filed with the Commission on September 10, 2021.

General Partner’s Right to Appoint Directors

The Partnership’s board of directors consists of seven members, three of which are appointed by the General Partner (“Appointed Directors”) and four of which are elected by holders of the Common Units and Class B Units (“Elected Directors”). Appointed Directors serve as directors for terms determined by General Partner. Elected Directors are divided into four classes serving staggered four-year terms. Whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, will have the right to replace one of the Appointed Directors with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid.

Voting Restrictions

The Partnership Agreement provides that holders of the Common Units and Class B Units who are residents of Norway (including KNOT) are not eligible to vote in the election of Elected Directors. Further, if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The General Partner, its affiliates (including KNOT) and persons who acquire Common Units and Class B Units with the prior approval of the board of directors are not subject to the 4.9% limitation except with respect to voting their Common Units and Class B Units in the election of the Elected Directors.

Registration Rights

Under the Partnership Agreement, the Partnership agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates (including KNOT) or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of the General Partner as the general partner of the Partnership. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Limited Call Right

Under the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

General Partner LLC Agreement

Under the General Partner LLC Agreement, KNOT has the right to designate the individuals that serve on the board of directors of the General Partner.

Loan Agreements and Pledge Agreements

KNOT has entered into certain pledge agreements (the “Pledge Agreements”) pursuant to which it has pledged 7,400,000 Common Units as security for its obligations under the following loan agreements: (A) the Senior Secured Reducing Revolving Credit Facility Agreement, dated December 19, 2014, as amended and restated on December 13, 2017, among KNOT, as borrower, and, Sumitomo Mitsui Banking Corporation Europe Limited, as agent and lender, (B) the Security and Coordination Agreement, dated September 1, 2015, as amended by Amendment No. 1, dated July 18, 2018, among KNOT, as borrower, DNB Bank ASA, as security agent, and the lenders party thereto and (C) the Revolving Loan Facility Agreement, dated July 18, 2018, among KNOT, as borrower, TSSI, as guarantor, Sparebanken Vest, as agent, and the lenders party thereto (collectively the “Loan Agreements”). Pursuant to the terms of the Pledge Agreements, upon the occurrence and during the continuation of an event of default, the applicable lender may exercise certain remedies, including the right to (a) sell or otherwise dispose of the pledged Common Units and (b) vote the pledged Common Units at an annual or special meeting of the unitholders of the Partnership. The Loan Agreements contain conditions, representations and warranties, covenants (including loan to value and minimum liquidity requirements), mandatory prepayment events, events of default and other provisions customary for agreements of this nature.

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement as set forth in this Amendment are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 of the Partnership’s Registration Statement on Form 8-A/A filed with the Commission on September 10, 2021 which is incorporated by reference herein in its entirety. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Amendment are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1, filed with the Commission on February 28, 2013 (File No. 333-186947), which is incorporated by reference herein in its entirety. References to, and descriptions of, the Pledge Agreements as set forth in this Amendment are qualified in their entirety by reference to Exhibits D through F to this Amendment, which are incorporated by reference herein in their entirety. References to, and descriptions of, the Exchange Agreement as set forth in this Amendment are qualified in their entirety by reference to Exhibit G to this Amendment, which is incorporated by reference herein in its entirety.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Directors and Executive Officers of the Reporting Persons.

Exhibit B	Fourth Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP (filed as Exhibit 3.2 of the Partnership’s Registration Statement on Form 8-A/A filed with the Commission on September 10, 2021 and incorporated by reference herein in its entirety).

Exhibit C	Limited Liability Company Agreement of KNOT Offshore Partners GP LLC (filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1, filed with the Commission on February 28, 2013 (File No. 333-186947) and incorporated by reference herein in its entirety).

Exhibit D	Pledge and Security Agreement, dated July 18, 2018, between Knutsen NYK Offshore Tankers AS, as Pledgor, and Sparebanken Vest, as Pledgee (filed as Exhibit E to the Reporting Persons’ Schedule 13D/A, filed with the Commission on November 20, 2018 (File No. 005-87436) and incorporated by reference herein in its entirety).

Exhibit E	Pledge and Security Agreement, dated December 19, 2014, between Knutsen NYK Offshore Tankers AS, as Pledgor, and Sumitomo Mitsui Banking Corporation Europe Limited, as Pledgee (filed as Exhibit F to the Reporting Persons’ Schedule 13D/A, filed with the Commission on November 20, 2018 (File No. 005-87436) and incorporated by reference herein in its entirety).

Exhibit F	Amended and Restated Pledge and Security Agreement, dated July 17, 2018, between Knutsen NYK Offshore Tankers AS, as Pledgor, and DNB Bank ASA, as Pledgee (filed as Exhibit G to the Reporting Persons’ Schedule 13D/A, filed with the Commission on November 20, 2018 (File No. 005-87436) and incorporated by reference herein in its entirety).

Exhibit G	Exchange Agreement, dated September 7, 2021, between KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS (filed as Exhibit 4.1 of the Partnership’s Form 6-K, filed with the Commission on September 7, 2021 (File No. 005-87436) and incorporated by reference herein in its entirety).

Exhibit H	Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2021

KNUTSEN NYK OFFSHORE TANKERS AS

/s/ Trygve Seglem
Name:		Trygve Seglem
Title:		President, Chief Executive Officer and Director

NYK HOLDING (EUROPE) B.V.

/s/ Tomotaka Yamauchi
Name:		Tomotaka Yamauchi
Title:		Director

/s/ M. Bourquin		/s/ M.G.M. de BoerEdwin
Name:		TMF Netherlands B.V.,
Title:		Director
By:
	Name: M. Bourquin	M.G.M. de BoerEdwin
	Title: Proxy Holder A	Proxy Holder B

NIPPON YUSEN KABUSHIKI KAISHA

/s/ Akira Kono
Name:		Akira Kono
Title:		Senior Managing Executive Officer

TS SHIPPING INVEST AS

/s/ Trygve Seglem
Name:		Trygve Seglem
Title:		Director

SEGLEM HOLDING AS

/s/ Trygve Seglem
Name:		Trygve Seglem
Title:		Director

TRYGVE SEGLEM

/s/ Trygve Seglem